Exhibit 99.1

Press Release

July 10, 2026

Micware Commences Full-Scale Spatial Intelligence Business for the Web4 Era

Launches Micware Spacia Co., Ltd.

Micware Co., Ltd. (NASDAQ Global Market Ticker: MWC; Headquarters: Kobe, Hyogo, Japan; Representative Director, President, Chairman and CEO: Kenji Narushima; “Micware”) announces the launch of “Micware Spacia Co., Ltd.,” the entity that will fully develop the spatial intelligence business, with the aim of creating new value in the Web4 era.

■	Method and Timing of Launch

1.	The launch will be carried out as follows.

(1)	Change of Trade Name of Consolidated Subsidiary

Current: Micware Navigations Co., Ltd. (“Micware Navigations”)

New: Micware Spacia Co., Ltd. (“Micware Spacia”)

(2)	Reorganization of Management Structure and Business

The DynaPlanet platform, which currently belongs to Micware, will become a business of Micware Spacia, and Masahide Shigeno, who currently oversees it as Representative Director, Deputy President and Chief Technology Officer (CTO) of Micware, will assume the position of Representative Director, President and Chief Executive Officer (CEO) of Micware Spacia. He will continue to concurrently serve his positions at Micware.

In addition, part of the current Micware Navigations business will be transferred to Micware Automotive Co., Ltd. (“Micware Automotive”) to strengthen the micAuto platform business promoted by Micware Automotive. In connection with this transfer, Kenta Imaida, the current Representative Director, President and CEO of Micware Navigations, will be transferred to Micware Automotive.

2.	The effective date of the launch is September 1, 2026.

■	Micware’s Growth Strategy Mission

Micware’s growth strategy is to establish itself as a platform business operator by developing and expanding its platform businesses. To achieve this, Micware has set forth the following missions for the two platforms it operates, together with a newly established project designed to accelerate them.

We believe that the launch of Micware Spacia symbolizes the opening of a growth strategy that will pave the way for the future of Micware. Starting with this launch, Micware will begin full-scale implementation of its growth strategy and will announce related measures in stages going forward.

■	Company Overview

Micware Co., Ltd.

Stock Exchange	Nasdaq Global Market (Ticker: MWC)
Head Office	Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035, Japan
Representative	Kenji Narushima, Representative Director, President, Chairman and Chief Executive Officer
URL	https://www.micware.co.jp/

■	Contact Information

Public Relations, Micware Co., Ltd.

Email: mic_pr@micware.co.jp

■	Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “could,” “likely to,” and similar expressions.

These forward-looking statements are based on Micware’s current views and assumptions as of the date of this press release and involve known and unknown risks, uncertainties, and other factors. Accordingly, actual results, outcomes, or events may differ materially from those expressed or implied by such forward-looking statements.

Although Micware believes that the expectations reflected in these forward-looking statements are reasonable, Micware does not guarantee that such expectations will be realized. Investors are cautioned not to place undue reliance on these forward-looking statements.

The information contained in this press release is current as of the date of this press release, and Micware undertakes no obligation to update, revise, or supplement any forward-looking statement, except as required by applicable law.

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